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                             May 6, 2024

       Olivier Leonetti
       Chief Financial Officer
       Eaton Corporation plc
       Eaton House, 30 Pembroke Road
       Dublin 4, Ireland
       D04 Y0C2

                                                        Re: Eaton Corporation
plc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 000-54863

       Dear Olivier Leonetti:

              We have reviewed your May 3, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 8, 2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       General, page 77

   1. We note your response to prior comment 1. Considering management use the measures noted in your response
in managing your segments and they believe such information is useful to investors,
please confirm that you will include a quantified discussion of such measures in future Form
10-Q and Form 10-K filings regardless of whether you include them in your earnings
releases. Refer to SEC Release No. 33-10751.
 Olivier Leonetti
FirstName  LastNameOlivier Leonetti
Eaton Corporation plc
Comapany
May  6, 2024NameEaton Corporation plc
May 6,
Page 2 2024 Page 2
FirstName LastName
       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Lizbeth Wright